December 1, 2010

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Infobionics Incorporated
Request to Withdraw
Registration Statement on Form S-1, Amendments No. 1 – 6 thereto and
Application for Confidential Treatment
SEC File No. 333-148430

To Whom it May Concern:

Pursuant to Rule 477 of the General Rules and Regulations, Securities Act of 1933, as amended (17 CFR §230.477), Infobionics Incorporated (“Infobionics”) hereby requests withdrawal of the Registration Statement originally filed by Infobionics on December 31, 2007, and amended by Amendment No. 1 filed January 18, 2008, Amendment No. 2 filed August 11, 2008, Amendment No. 3 filed October 2, 2008, Amendment No. 4 filed November 5, 2008 and Amendment No. 5 filed December 28, 2008 (collectively, the “Registration Statement”).  In connection therewith, Infobionics also requests withdrawal of its Application for Confidential Treatment of Exhibit 10.15 to the Registration Statement, filed August 12, 2008, all amendments thereto and all supporting documentation filed in connection with the Application for Confidential Treatment (collectively, the “Confidential Treatment Application”).  Infobionics requests that the Commission shred or otherwise destroy the Confidential Treatment Application and any copies thereof.

Infobionics requests withdrawal of the Registration Statement and the Request for Confidential Treatment Application because it no longer is pursuing the offering described in the Registration Statement. The offering never commenced and no securities have been sold in connection with the offering.

If you have any questions or comments, or if we can provide you with any additional information regarding this request, please contact John Bjelland at (651) 227-7594, or our legal counsel, Kevin Keenan, at (213) 488-0942 or kjk@kkeenanlaw.com.

Sincerely,

Infobionics Incorporated

By:	/s/ John Bjelland

John Bjelland
Chief Executive Officer

cc:	Evan S. Jacobson, Staff Attorney
Kevin J. Keenan, Esq.

574 Prairie Center Drive, Suite 135-307, Eden Prairie, MN 55344-7927
www.infobionics.com